UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+886-2-6638-5108

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note

On April 2, 2026, TNL Mediagene, a Cayman Islands exempted company (the “Company”), announced a leadership realignment approved by the Board of Directors (the “Board”), effective immediately. The following changes to the Company’s executive management were made:

Motoko Imada, who previously served as Chief Operating Officer and President, has been appointed as Chief Executive Officer of the Company, in addition to continuing her role as Chief Operating Officer. In this role, Ms. Imada will hold full operational authority, with direct oversight of the Company’s profit and loss performance, budget execution, global operations, and day-to-day management across all business units.

Tzu-Wei (Joey) Chung, who previously served as Chief Executive Officer, has been appointed as President of the Company. In this role, Mr. Chung will be responsible for corporate development, strategic transactions and partnerships, capital markets initiatives, and investor relations.

TJ Park, who serves as the Company’s General Counsel, has been promoted to Chief Corporate Affairs Officer, in addition to continuing in his role as General Counsel.

Richard Lee, who serves as the Company’s Chief Technology Officer, has assumed expanded responsibilities as Head of Research and Development, with a mandate to lead the Company’s AI and strategic technology product development initiatives.

Departure of Director

On February 13, 2026, Jim (Jimmy Yee-Ming) Wu resigned from the Board of Directors of the Company, effective immediately. Mr. Wu’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices. Mr. Wu’s directorship was scheduled to be up for election at the Company’s next annual general meeting of shareholders.

Appointment of Interim Director

On April 2, 2026, the Board appointed Hiroto Kobayashi as a director of the Company on an interim basis, to fill the vacancy created by Mr. Wu’s resignation, effective immediately. Mr. Kobayashi will serve until the Company’s next annual general meeting of shareholders, at which time his appointment will be subject to ratification by the Company’s shareholders.

Mr. Kobayashi, age 62, is an original co-founder of Mediagene Inc., where he served as Director and Chief Visionary Officer, and presently serves as Chief Content Officer for the Company’s Japan operations. Mr. Kobayashi helped launch the Japanese edition of WIRED Magazine in 1994 and co-founded Mediagene in 1998. Over the course of his career, he has launched a variety of print and online media properties, including GIZMODO Japan. Since 2017, Mr. Kobayashi has served as an official Japan partner for TOA, an international technology conference held in Berlin, and currently produces programs and fieldwork projects focused on circular economy, biodiversity, and local government-private sector partnerships.

The Board has not determined that Mr. Kobayashi is independent under Nasdaq Listing Rule 5605(a)(2). Mr. Kobayashi will not serve on any committee of the Board at this time.

There are no arrangements or understandings between Mr. Kobayashi and any other person pursuant to which he was selected as a director. There are no family relationships between Mr. Kobayashi and any director or executive officer of the Company.

A copy of the press release announcing the leadership realignment, 2026 strategic initiatives, and the appointment of Mr. Kobayashi to the Board is furnished herewith as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

Exhibit No.	Description of Exhibits
99.1	Press Release by TNL Mediagene dated April 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: April 2, 2026	By:	/s/ Motoko Imada
		Name:	Motoko Imada
		Title:	Chief Executive Officer

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